UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

JDA SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer))

RP CROWN ACQUISITION SUB, LLC

RP CROWN PARENT, LLC

RP CROWN HOLDING, LLC

RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person (s))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese

Chief Legal Officer

RedPrairie Corporation

c/o RedPrairie Holding, Inc.

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2341

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,992,034,458	$271,714

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 271,714	Filing Party:	RP Crown Acquisition Sub, LLC, RP
Crown Parent, LLC, RP Crown
Holding, LLC, RP Holding, L.L.C.,
RedPrairie Holding, Inc., New
Mountain Partners III, L.P. and New
Mountain Capital, L.L.C.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 9 to the Tender Offer Statement on Schedule TO (this “Amendment No. 9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company, a wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of JDA Software Group, Inc., a Delaware corporation (“Company”), at a purchase price of $45.00 per Share, net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on December 20, 2012. The Depositary has advised that, as of 11:59 p.m., New York City time, on December 20, 2012, 39,515,631 Shares had been validly tendered and not properly withdrawn in the Offer (excluding shares subject to guaranteed delivery procedures). All shares that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Purchaser and will be paid as promptly as practicable in accordance with the terms of the Offer. Purchaser also will exercise its Top-Up Option, pursuant to which the Company will issue Shares to Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to allow Purchaser and Parent to effect a “short-form” merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Parent and Purchaser will have sufficient voting power to approve the Merger without a stockholders’ meeting and without the affirmative vote of any other stockholder of the Company. Accordingly, Parent and Purchaser intend to promptly effect a “short-form” merger in which Purchaser will be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned direct subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company (including treasury shares), Parent, Purchaser (other than shares in trust accounts managed accounts and the like), or by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive the Offer Price per share, net to the seller in cash, without interest thereon and less any required withholding taxes. All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist.

On December 21, 2012, the Company and RedPrairie issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 21, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

RP HOLDING, L.L.C.

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN HOLDING, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN PARENT, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN ACQUISITION SUB, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

NEW MOUNTAIN PARTNERS III, L.P. By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner

/s/ Steven Klinsky
Name: Steven B. Klinsky Title: Managing Member

REDPRAIRIE HOLDING, INC.

/s/ Laura L. Fese
Name: Laura L. Fese Title: Chief Legal Officer

[Signature Page to Amendment No. 9 to Schedule TO]

NEW MOUNTAIN CAPITAL, L.L.C. By: New Mountain Capital Group, L.L.C., its managing member

/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

[Signature Page to Amendment No. 9 to Schedule TO]

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012*

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012*

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona*

(a)(5)(B)	Class Action Complaint, dated as of November 20, 2012 (Neuman v. JDA Software Group, Inc., et al.)*

(a)(5)(C)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 21, 2012*

(a)(5)(D)	Class Action Complaint, dated as of November 21, 2012 (New Jersey Building Laborers Annuity Fund v. JDA Software Group, Inc., et al.)*

(a)(5)(E)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 3, 2012*

(a)(5)(F)	Memorandum of Understanding, dated December 7, 2012*

(a)(5)(G)	Press Release issued by RedPrairie Corporation on December 14, 2012*

(a)(5)(H)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 14, 2012*

(a)(5)(I)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 21, 2012**

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012*

(b)(3)	First Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto*

(b)(4)	Second Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto*

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)*

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012*

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.*

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012*

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.